RENEE M. HARDT 312-609-7616 rhardt@vedderprice.com

April 27, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ms. Sally Samuel

Re:
Wilshire Variable Insurance Trust (the “Registrant”);
Post Effective Amendment No. 35 under the Securities Act of 1933 and No. 36 under the Investment Company Act of 1940
File Nos. 333-15881 and 811-07917

To The Commission:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on April 2, 2009, regarding the Registrant’s Post-Effective Amendment No. 35 under the Securities Act of 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 36 under the Investment Company Act of 1940) filed on February 27, 2009.  Set forth below are your comments and the Registrant’s responses.

Prospectuses

1)
Comment:  With respect to the annual returns for the Wilshire 2015 ETF Fund, Wilshire 2025 ETF Fund and Wilshire 2035 ETF Fund (the “ETF Funds”), please use a single index for the ETF Funds’ primary benchmark index.  The ETF Funds may use a blended index as a secondary benchmark index.

Response: The ETF Funds have included the Wilshire 5000 Index as their primary benchmark index.

2)	Comment: With respect to the Income Fund, please add disclosure regarding sub-prime mortgages and the related risks.

Response: The following disclosure has been added to page 14 of the ETF Funds’ Prospectus and page 24 of the other Funds’ Prospectus:

Securities and Exchange Commission
April 27, 2009

The Income Fund may invest in mortgage securities that may be affected by the downturn in the sub-prime mortgage market.  Sub-prime loans, which tend to have higher interest rates, are made to borrowers who do not qualify for prime rate loans because of their low credit ratings or other factors that suggest that they have a higher probability of defaulting.  The downturn in the sub-prime market has had, and may continue to have, a far-reaching impact on the broader securities market.  The reduced investor demand for sub-prime securities has created liquidity and valuation issues with respect to these securities and other mortgage-related securities.  The Fund’s investments in mortgage-related securities may be impacted by the downturn in the sub-prime mortgage market and may cause a decrease in the overall value of the Fund.

3)	Comment: Under the “Other Information” section, please revise the public reference room telephone number to “(202) 551-8090.”

Response: The Registrant has revised the telephone number accordingly.

4)
Comment:  If a Fund (or any underlying Fund) engaged in short sales to the extent that interest on such short sales comprises 0.05%-0.10% of total net assets, it should be included as a separate line item to the Fund’s expense table, otherwise it may be included in “other expenses.”

Response: During the most recent fiscal year, none of the Funds engaged in short sales and therefore no changes were made to any of the expense tables.

Statement of Additional Information

5)	Comment: Please confirm that the statement of additional information has disclosure explaining proportional voting (i.e., echo voting).

Response: Please see the following disclosure on page 63 of the SAI:

Securities and Exchange Commission
April 27, 2009

The Funds are available exclusively as a pooled funding vehicle for variable life insurance policies and variable annuity contracts (each a “Contract”) offered by the separate accounts, or sub-accounts hereof, of certain life insurance companies (“Participating Insurance Companies”).  The Participating Insurance Companies own shares of a Fund as depositors for the owners of their respective Contracts (each a “Contract Owner”).  Thus, individual Contract Owners are not the “shareholders” of a Fund.  Rather, the Participating Insurance Companies and their separate accounts are the shareholders.  Each Participating Insurance Company will offer to Contract Owners the opportunity to instruct it as to how it should vote shares held by it and the separate accounts.  A Participating Insurance Company must vote the shares of a Fund held in its name as directed.  If a Participating Insurance Company does not receive voting instructions for all of the shares of a Fund held under the Contracts, it will vote all of the shares in the relevant separate accounts with respect to a proposal, for, against, or abstaining, in the same proportion as the shares of such Fund for which it has received instructions from Contract Owners (i.e., echo voting).  As a result, a small number of Contract Owners may determine the outcome of a proposal.

Please direct your questions regarding the above responses to the undersigned at (312) 609-7616.

Very truly yours,

/s/Renee M. Hardt
Renee M. Hardt